

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

<u>Via E-mail</u>
Henry Wang
Chief Financial Officer
Renesola LTD
No. 8 Baoqun Road
Yaozhuang Town
Jiashan County
Zhejiang Province 314117
People's Republic of China

> **Re: Renesola LTD**
> **Registration Statement on Form F-3**
> **Filed June 28, 2013**
> **File No. 333-189650**

Dear Mr. Wang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Our Company, page 5</u>

1.   Please expand your summary to discuss industry trends that have had or are expected to have a material impact on your business or results from operations. For instance, we note your Form 20-F disclosure that a majority of your module sales in 2012 were made to distributors in Europe, and that Europe "remained [y]our most important market." Accordingly, please revise your summary to discuss the European Union anti-dumping tariffs on modules manufactured in China.

Exhibit 5.1

2.   Regarding the opinion in paragraph 4(b), please file an opinion of counsel that also addresses whether a shareholder may become liable for assessments or calls on the security by the registrant's creditors. For guidance, please refer to Section II.B.1.c of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jay Mumford at (202) 551-3637 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Benjamin Su, Esq.